FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of October 2004
                                 21 October 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Director Shareholding released on 21 October 2004



                       British Sky Broadcasting Group plc
                                (the "Company")

The Company announces that Lord Jacob Rothschild ("Lord Rothschild"), a Director of the Company, has today notified the Company, that he has become aware of the sale of 3,250 of the Company's Ordinary Shares of 50p each ("Shares") registered in the name of Greenwood Nominees Limited. The Shares belonged to a family trust of which Lord Rothschild is not a beneficiary but acts as a trustee. The Shares were sold on 23 July 2004 at a price of GBP 6.22 per Share. As a result of this transaction the family trust's interest in the Company has been reduced to 3,500 Shares.

Enquires:

Dave Gormley
Company Secretary
Telephone: +44 20 7705 6701



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 21 October 2004                By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary